UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Autodesk, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

052769106

(CUSIP Number)

Ricky C. Sandler

Eminence Capital, LP

65 East 55th Street

25th Floor

New York, New York 10022

(212) 418-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,013,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,013,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,013,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,157,144
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,157,144
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,157,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106

1	NAME OF REPORTING PERSONS Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,375
	8	SHARED VOTING POWER 8,013,784
	9	SOLE DISPOSITIVE POWER 3,375
	10	SHARED DISPOSITIVE POWER 8,013,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,017,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common stock, par value $0.01 per share (the “Shares”), of Autodesk, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on November 16, 2015, as amended by Amendment No. 1 thereto filed on December 11, 2015 and Amendment No. 2 thereto filed on March 11, 2016 (the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 3 is being filed to amend Item 4 and Item 5 of the Schedule 13D as follows. This Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent of the Shares of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

The Reporting Persons sold a portion of their Shares solely for portfolio management reasons. Due to the significant price appreciation of the Shares since their original investment the Reporting Persons’ position in the Shares had significantly increased as a percentage of total assets under management. The Reporting Persons’ position in the Shares remains the largest position owned by the Reporting Persons. The Reporting Persons are pleased with the progress that has been made in both the Issuer’s business model transition and operating fundamentals and remain confident in the Issuer’s ability to continue to create value for shareholders. While the Reporting Persons currently expect to maintain a very significant portfolio position in the Shares, consistent with their investment purpose, the Reporting Persons may make, or cause to be made, further dispositions of Shares from time to time and may acquire, or cause to be acquired, additional Shares, in each case depending on market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended to add the following:

(a), (b) The aggregate number of Shares to which this Schedule 13D relates is 8,017,159 Shares. Based upon a total of 222,556,352 outstanding Shares, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2016, the Reporting Persons’ Shares collectively represent approximately 3.6% of the outstanding Shares.

(i) Eminence Capital

(a) As of the date hereof, Eminence Capital may be deemed the beneficial owner of 8,013,784 Shares, constituting approximately 3.6% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 8,013,784 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 8,013,784 Shares

(ii) Eminence GP

(a) As of the date hereof, Eminence GP may be deemed the beneficial owner of 6,157,144 Shares, constituting approximately 2.8% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 6,157,144 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 6,157,144 Shares

(iii) Mr. Sandler

(a) As of the date hereof, Mr. Sandler may be deemed the beneficial owner of 8,017,159 Shares, constituting approximately 3.6% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 3,375 Shares
	2.	Shared power to vote or direct vote: 8,013,784 Shares
	3.	Sole power to dispose or direct the disposition: 3,375 Shares
	4.	Shared power to dispose or direct the disposition: 8,013,784 Shares

(c) Set forth on Schedule A hereto are all transactions in the Shares of the Issuer effected in the last 60 days by the Reporting Persons.

(d) Each of the clients of Eminence Capital has the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, such Shares beneficially held by Eminence Capital, as applicable.

(e) On March 16, 2017 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2017

/s/ Ricky C. Sandler
Ricky C. Sandler, individually; as
Managing Member of Eminence Capital GP, LLC, the General Partner of Eminence Capital, LP; and as Managing Member of Eminence GP, LLC

Schedule A

TRANSACTIONS IN THE ISSUER’S SHARES BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Shares effected in the last sixty days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker and include brokerage commissions.

Trade Date	Buy/Sell	No. of Shares/ Quantity	Unit Cost/ Proceeds ($)	Security
2/1/2017	Buy	114,908	81.16	Common Stock
2/13/2017	Buy	388	83.68	Common Stock
2/17/2017	Buy	117,064	86.01	Common Stock
2/27/2017	Sell	448	87.44	Common Stock
3/16/2017	Sell	3,470,000	88.08	Common Stock
3/17/2017	Sell	100,000	87.20	Common Stock

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit 1*	Agreement, dated as of November 13, 2015, by and between Eminence Capital, LP and Sachem Head Capital Management LP

Exhibit 2*	Joint Filing Agreement, dated November 16, 2015, by and among Eminence Capital, LP, Eminence GP, LLC, and Ricky C. Sandler

Exhibit 3*	Amended and Restated Limited Partnership Agreement of EC Co-Invest I, LP, dated as of October 30, 2015

Exhibit 4*	Agreement, dated as of March 10, 2016, by and among Autodesk, Inc., Eminence Capital, LP and Eminence GP, LLC

Exhibit 5*	Press Release, dated March 11, 2016

Exhibit 6*	Termination Agreement, dated as of March 10, 2016, by and between Eminence Capital, LP and Sachem Head Capital Management LP

*	Previously filed.